SMSA DALLAS ACQUISITION CORP.
12890 Hilltop Road
Argyle, Texas  76226
(972) 233-0300

May 17, 2011

Justin Dobbie
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	SMSA Dallas Acquisition Corp.
Form 10-12G
Filed April 11, 2011
File No. 000-54345

Dear Mr. Dobbie:

This letter is in response to the comments in the Staff’s letter (the “Comments”) dated May 6, 2011 regarding the filing of SMSA Dallas Acquisition Corp. (the “Company”) Registration Statement on Form 10 filed with the Commission on April 11, 2011.  We have restated each Staff comment (in bold) and then provided our response to the Comments.  We have also filed today with the Commission Amendment No. 1 to the Registration Statement ( the “Amended Form 10”). The financial statements in the Amended Form 10 have been updated to include the first quarter ended March 31, 2011 (unaudited).  The Company supplementally advises the Staff as follows:

General

1.
Please be advised that your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Response

The Company understands and acknowledges that the Company’s Registration Statement on Form 10 will automatically become effective 60 days after the initial file date, April 11, 2011, of the Registration Statement.

Item 1.  Description of Business, page 4

2.	Please disclose the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Response

The Company has added the requested disclosure in the first paragraph on page 4 of the Amended Form 10.

Plan of Reorganization, page 4

3.
Please revise throughout this section to provide the dates of specific events, such as when HFG was first contacted by the SMS Companies on page 4 and when HFG exercised its option to acquire equity securities in lieu of repayment of the $115,000 administrative claim on page 5.

Response

The Company has added the requested disclosure in the fifth paragraph on page 4 and in the first paragraph on page 5.

4.
Please revise the second paragraph of this section to clarify that there is no guarantee that shareholders will recover all or a portion of their previous claims even if a business combination is achieved.  Please also revise similar disclosure elsewhere in your filing.

Response

The Company has added the requested disclosure in the second paragraph under the caption “Plan of Reorganization” on page 4 and in the second paragraph on page 7.

Liquidity and Capital Resources, page 11

5.
In the first paragraph of this section, you indicate that HFG is obligated to fund your operating expenses until you complete a business combination.  However, in Note D to your financial statements, you state that (i) no formal commitments or arrangements to advance or loan funds to the Company or to repay any such advances or loans exist, and (ii) there is no legal obligation for either management or significant stockholders to provide additional future funding.  Please revise your disclosures, as necessary, to clarify whether or not HFG is obligated to provide funding.

Response

In response to the Staff’s comment, the Company has revised the disclosure in Note D to the Company’s financial statements to clarify the obligation of HFG to provide funding to the Company.  We believe the disclosure in the “Liquidity and Capital Resources” section and as disclosed in the fourth paragraph on page 5 accurately describes HFG’s obligation regarding providing the Company with funding.

The Staff is supplementally advised that “Article VI” Plan Implementation:  Liquidating and Target Debtors, Section 6.1(g) of the Plan provides:

All costs and expenses associated with or related to the conversion of any of the Target Debtors, any subsequent mergers, the issuance of the Plan shares and any other filings or actions with regard thereto shall be borne solely by HFG.  The only amount to be paid by the Debtors will be any tax existing on the Confirmation Date which must be paid in order to continue the corporate existence of the Target Debtors.

Item 5.  Directors, Executive Officers, Promoters and Control Persons, page 13

6.	Please revise your disclosure to remove marketing language. For example, we note your disclosure that Mr. Halter has “significant” experience with blank check companies.

Response

In response to the Staff’s comment, the Company has revised the disclosure in the third paragraph on page 13 of the Amended Form 10.

Item 7.  Certain Relationships and Related Transactions and Director Independence, page 18

7.	Please identify each director that is independent under the independence standards applicable to the company or state that you have no independent directors.

Response

The Company has added the requested disclosure at the end of the first paragraph on page 13 and at the end of the paragraph under “Certain Relationships and Related Transactions, and Director Independence” on page 18 of the Amended Form 10.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity, page 18

8.
Please revise to clarify that there can be no assurance that you will find a market maker and be quoted on the OTC Bulletin Board and that an active market may not develop even if you are listed on the OTC Bulletin Board.

Reponse

In response to the Staff’s Comment the Company has revised the disclosure in the first paragraph under the caption “Market Price of and Dividends on the Registrant’s Common Equity and, Related Stockholder Matters” on page 19 of the Amended Form 10.

Balance Sheets, page F-3

9.	Please tell us in your response to whom the $4,800 is payable, and how you intend to satisfy such obligation.

Response

The $4,800 was accrued by the Company in August 2007 for estimated fees to be incurred for reincorporation of the Company as a Nevada corporation as mandated by the Plan.  The Company estimated $2,300 for reorganization expenses and $2,500 for related legal expenses.  In January and February, 2011, HFG provided $2,267 of funds for the Company to pay the filing fees and other expenses relating to the Plan’s mandated reincorporation and reorganization of the Company.  The $2,500 accrual for legal expenses relating to the reorganization activities will be paid by the Company with funds to be provided by HFG during the second quarter 2011.

Statements of Operations and Comprehensive Loss, page F-4

10.	Please tell us how you have incurred no expenses during the previous two years. Your response should include how you have performed financial reporting functions while incurring no cost.

Response

The Staff is supplementally advised that the Company conducted no financial activities during 2009 and 2010 as it was dormant.  During January 2011, the Company began engaging in reorganization activities that resulted in the reincorporation of the Company in the State of Nevada on January 18, 2011 with a change of name to SMSA Dallas Acquisition Corp.  Thus, the Company did not incur any expenses during 2009 and 2010.  The Company determined that since it was dormant during 2009 and 2010,  there was no need to incur any costs for, or engage in, any financial reporting functions until January 2011, when the Company engaged its Registered Independent Certified Public Accounting Firm to audit the Company’s financial statements in contemplation of filing a Registration Statement on Form 10 with the Commission.

11.	Please tell us how you have recorded the professional fees associated with the preparation of this document, including the audits of the periods presented.

Response

In January 2011 the Company engaged a legal service provider to assist the Company with the preparation of the Registration Statement on Form 10 and to assist the Company with legal matters related to the filing of the Registration Statement with the Commission.  Additionally, the Company, in January 2011, as noted in its Response 10, engaged an independent accounting firm to conduct an audit of the financial statements of the Company.  The professional fees accrued at March 31, 2011 are reflected in the Company’s Interim Financial Statements.  The professional fees incurred in connection with the Company’s preparation and filing the initial Registration Statement on Form 10 and the Amended Form 10 will be paid by the Company during the second quarter of 2011 with funds to be provided by HFG.

SMSA Dallas Acquisition Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner at telephone number 214-587-0653 or fax 817-488-2453.

Sincerely,
Timothy P. Halter
/s/ Timothy P. Halter
President, Chief Executive Officer
And Chief Financial Officer